SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.  20549
                                   __________________

                                      SCHEDULE 13G
                                     (Rule 13d-102)

                   Information to be Included in Statements Pursuant
               to Rules 13d-1(b)(c) and (d) and Amendments Thereto Filed
                               Pursuant to Rule 13d-2(b)
                                    (Amendment No.1)1


                           NANOPHASE TECHNOLOGIES CORPORATION
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                                   (Name of Issuer)

                                      COMMON STOCK
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                                (Title of Class of Securities)

                                       630079101
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                                     (CUSIP Number)

                                    December 31, 1999
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               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[      ] Rule 13d-1(b)
[   X  ] Rule 13d-1(c)
[      ] Rule 13d-1(d)
_________________
     1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act however, see the notes).

                               Page 1 of 4 Pages

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                             CUSIP NO. - 630079 10 1
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(1) Name of reporting person. . . . . . . . . Harris & Harris Group, Inc.
    S.S. or I.R.S. No. of above person. . . . 13-3119827
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(2) Check the appropriate box if a member of a group . . . (a)_______
                             . . . . . . . . . . . . . . . (b)_______
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(3) SEC use only . . . . . . . . . . . . . . . . . . . . .
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(4) Citizenship or place of organization . . . . . . . . .   New York
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Number of shares beneficially owned
by each reporting person with:

   (5) Sole voting power . . . . . . . . . . . . . . . . .    758,016
   (6) Shared voting power . . . . . . . . . . . . . . . .          0
   (7) Sole dispositive power. . . . . . . . . . . . . . .    758,016
   (8) Shared dispositive power  . . . . . . . . . . . . .          0
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(9) Aggregate amount beneficially
    owned by each reporting person . . . . . . . . . . . .    758,016
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(10) Check if the aggregate amount in
     Row (9) excludes certain shares . . . . . . . . . . .    ________
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(11) Percent of class represented
     by amount in Row (9). . . . . . . . . . . . . . . . .      5.94%
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(12) Type of reporting person. . . . . . . . . . . . . . .       CO
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                               Page 2 of 4


Item 1. (a) Name of Issuer:

             Nanophase Technologies Corporation

        (b)  Address of Issuer's Principal Executive Offices:

             453 Commerce Street, Burr Ridge, Illinois 60521.

Item 2. (a)  Name of Person Filing:

             Harris & Harris Group, Inc. ("Harris & Harris")

        (b)  Address of Principal Business Office or, in None Residence:

             One Rockefeller Plaza
             Suite 1430
             New York, New York 10020

        (c)  Citizenship:

             Harris & Harris, incorporated in the state of New York, is a venture capital investment company, operating as a Business Development Company ("BDC") under the Investment Company
             Act of 1940.

        (d)  Title of Class of Securities:  Common Stock

        (e)  Cusip Number: 630079101

Item 3. Not Applicable

Item 4. Ownership.

    (a) Amount beneficially owned:   758,016

    (b) Percent of class: 5.94%

    (c) Number of shares as to which such person has:

        (i)   Sole power to vote or to direct the vote               758,016
        (ii)  Shared power to vote or to direct the vote                   0
       (iii)  Sole power to dispose or to direct the disposition of  758,016
       (iv)   Shared power to dispose or to direct the disposition of      0

                               Page 3 of 4

Item 5. Ownership of Five Percent or Less of a Class.

        Not applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

        No other person is known to have the right to receive or the power to direct the receipt of dividends from, the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Reporting person is not a parent holding company.

Item 8. Identification and Classification of Members of the Group.

        Reporting person is not a member of a group.

Item 9. Notice of Dissolution of Group.

        Reporting person is not filing notice of dissolution of a group.

Item 10. Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                             SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2000
                                   Harris & Harris Group, Inc.
                                   /s/
                                   ---------------------------
                                   Rachel M. Pernia
                                   Vice-President and Controller


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